                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. Seven)

                           Arlington Hospitality, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    041560103
                                 (CUSIP Number)

                                 Kenneth M. Fell
                                30 S. Wacker Dr.
                                   Suite 1003
                             Chicago, Illinois 60606
                                 (312) 382-1984
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 13, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

SCHEDULE 13D
CUSIP No.
041560103

1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Steven J. Belmonte

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)    [ ]
                                                                      (b)    [ ]
3        SEC USE ONLY


4        SOURCE OF FUNDS

         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e)                                                 [ ]

6        CITIZENSHIP OF PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES        7        SOLE VOTING POWER
  BENEFICIALLY
      OWNED                      12,700
     BY EACH
    REPORTING           8        SHARED VOTING POWER
     PERSON
      WITH:                      0

                        9        SOLE DISPOSITIVE POWER

                                 12,700

                        10       SHARED DISPOSITIVE POWER

                                 0
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .26%

14       TYPE OF REPORTING PERSON

         IN



SCHEDULE 13D
CUSIP No.
041560103

1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Charles B. Benenson

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    [ ]
                                                                   (b)    [ ]
3        SEC USE ONLY


4        SOURCE OF FUNDS

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e)                                              [ ]

6        CITIZENSHIP OF PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES        7        SOLE VOTING POWER
  BENEFICIALLY
      OWNED                      90,000
     BY EACH
    REPORTING           8        SHARED VOTING POWER
     PERSON
      WITH:                      0

                        9        SOLE DISPOSITIVE POWER

                                 90,000

                        10       SHARED DISPOSITIVE POWER

                                 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         76,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]

         Mr. Benenson disclaims beneficial ownership of 13,500 shares listed in Nos. 7 and 9 above

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.54%

14       TYPE OF REPORTING PERSON

         IN



SCHEDULE 13D
CUSIP No.
041560103

1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         The Benenson Capital Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)    [ ]
                                                                      (b)    [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e)                                                 [ ]

6        CITIZENSHIP OF PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES        7        SOLE VOTING POWER
  BENEFICIALLY
      OWNED                      90,000
     BY EACH
    REPORTING           8        SHARED VOTING POWER
     PERSON
      WITH:                      0

                        9        SOLE DISPOSITIVE POWER

                                 90,000

                        10       SHARED DISPOSITIVE POWER

                                 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         90,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.82%

14       TYPE OF REPORTING PERSON

         PN



SCHEDULE 13D
CUSIP No.
041560103

1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Richard A. D'Onofrio

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)    [ ]
                                                                      (b)    [ ]
3        SEC USE ONLY


4        SOURCE OF FUNDS

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e)                                                 [ ]

6        CITIZENSHIP OF PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES        7        SOLE VOTING POWER
  BENEFICIALLY
      OWNED                      150,600
     BY EACH
    REPORTING           8        SHARED VOTING POWER
     PERSON
      WITH:                      383,508

                        9        SOLE DISPOSITIVE POWER

                                 150,600

                        10       SHARED DISPOSITIVE POWER

                                 383,508

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         338,519

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]

         Mr. D'Onofrio disclaims beneficial ownership of 195,589 shares listed in Nos. 8 and 10 above

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.63%

14       TYPE OF REPORTING PERSON

         IN



SCHEDULE 13D
CUSIP No.
041560103

1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Kenneth M. Fell

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)    [ ]
                                                                      (b)    [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e)                                                 [ ]

6        CITIZENSHIP OF PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES        7        SOLE VOTING POWER
  BENEFICIALLY
      OWNED                      494,200
     BY EACH
    REPORTING           8        SHARED VOTING POWER
     PERSON
      WITH:                      -0-

                        9        SOLE DISPOSITIVE POWER

                                 494,200

                        10       SHARED DISPOSITIVE POWER

                                 -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         491,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]

         Mr. Fell disclaims beneficial ownership of 2,500 shares listed in Nos. 7 and 9 above

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.92%

14       TYPE OF REPORTING PERSON

         IN



SCHEDULE 13D
CUSIP No.
041560103

1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         H. Andrew Torchia

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)    [ ]
                                                                      (b)    [ ]
3        SEC USE ONLY


4        SOURCE OF FUNDS

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e)                                                 [ ]

6        CITIZENSHIP OF PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES        7        SOLE VOTING POWER
  BENEFICIALLY
      OWNED                      230,443
     BY EACH
    REPORTING           8        SHARED VOTING POWER
     PERSON
      WITH:                      383,508

                        9        SOLE DISPOSITIVE POWER

                                 230,443

                        10       SHARED DISPOSITIVE POWER

                                 383,508

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         426,032

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]

         Mr. Torchia disclaims beneficial ownership of 187,919 shares listed in Nos. 8 and 10 above

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.34%

14       TYPE OF REPORTING PERSON

         IN

SCHEDULE 13D
CUSIP No.
041560103

1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Urban 2000 Corp.; 36-3312432

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)    [ ]
                                                                      (b)    [ ]
3        SEC USE ONLY


4        SOURCE OF FUNDS

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2 (e)                                                 [ ]

6        CITIZENSHIP OF PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES        7        SOLE VOTING POWER
  BENEFICIALLY
      OWNED                      383,508
     BY EACH
    REPORTING           8        SHARED VOTING POWER
     PERSON
      WITH:                      -0-

                        9        SOLE DISPOSITIVE POWER

                                 383,508

                        10       SHARED DISPOSITIVE POWER

                                 -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         383,508

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.74%

14       TYPE OF REPORTING PERSON

         CO



SCHEDULE 13D
CUSIP No.
041560103

Item 1.           Security and Issuer.

                  Common Stock, par value $0.005 per share ("Common Stock")

                  Arlington Hospitality, Inc. (the "Issuer")
                  2355 South Arlington Heights Road
                  Suite 400
                  Arlington Heights, Illinois  60005

Item 2.           Identity and Background.

                  (a) This Schedule 13D is being jointly filed by each of the following persons: Steven J. Belmonte, Charles B. Benenson, The Benenson Capital Company ("Benenson Capital"), Richard A. D'Onofrio, Kenneth M. Fell, H. Andrew Torchia and Urban 2000 Corp. (collectively, the "Filing Persons") pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                           The Filing Persons have entered into a Joint Filing Agreement, dated as of July 16, 2002, a copy of which is filed with this Schedule 13D as Exhibit A, under which the Filing Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons previously agreed to act as a group, known as the "Committee to Enhance Shareholder Value," solely for the purposes of seeking the election of Mr. Belmonte and Mr. Fell to the Issuer's Board of Directors. On August 15, 2002, at the Issuer's annual shareholder meeting, Mr. Belmonte and Mr. Fell were elected to the Issuer's Board of Directors. As a result of this and other factors, the Committee has been discontinued.

                  (b)      Address of Principal Business Location and Principal
                           Office:

                           (1)      Steven J. Belmonte:

                                    3 Golden Corner Way
                                    Randolph, NJ 07869

                           (2)      Charles B. Benenson and Benenson Capital:

                                    708 Third Avenue, 28th Floor
                                    New York, NY 10017

                           (3) Richard A. D'Onofrio, H. Andrew Torchia and Urban 2000 ("Urban"):

                                    10300 West Higgins Road
                                    Suite 105
                                    Rosemont, Illinois 60018-5618

                           (4)      Kenneth M. Fell:

                                    30 S. Wacker Drive
                                    Suite 1003
                                    Chicago, Illinois 60606

                  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                           (1) Steven J. Belmonte: Mr. Belmonte's principal occupation is acting as a consultant for the hospitality industry. His business address is 3 Golden Corner Way, Randolph, NJ 07869.

                           (2) Charles B. Benenson: Mr. Benenson's principal occupation is acting as the General Manager of Benenson Capital, a real estate investment firm. His business address is 708 Third Avenue, 28th Floor, New York, NY 10017.

                           (3) Benenson Capital: The principal business of Benenson Capital is investing in real estate directly or through investment vehicles. The address of Benenson Capital's principal business and its principal office is 708 Third Avenue, 28th Floor, New York, NY 10017.

                           (4) Richard A. D'Onofrio: Mr. D'Onofrio's principal occupation is business development consultant. His business address is 10300 West Higgins Road, Suite 105, Rosemont, Illinois 60018-5618.

                           (5) Kenneth M. Fell: Mr. Fell's principal occupation is president of KF Inc., a financial derivatives trading corporation. His business address is 30 S. Wacker Drive, Suite 1003, Chicago, Illinois 60606.

                           (6) H. Andrew Torchia: Mr. Torchia's principal occupation is being the sole director, president and treasurer of Urban and an active partner in various partnerships and limited liability companies. His business address is 10300 West Higgins Road, Suite 105, Rosemont, Illinois 60018-5618.

                           (7) Urban 2000 Corp.: The principal business of Urban is business development, consulting and investments. The address of Urban's principal business and its principal office is 10300 West Higgins Road, Suite 105, Rosemont, Illinois 60018-5618.

                  (d) During the past five years, none of the Filing Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

                  (f) Benenson Capital is a partnership organized under the laws of the State of New York. Urban is a Delaware corporation. Messrs. Belmonte, Benenson, D'Onofrio, Fell and Torchia are citizens of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  (1) Steven J. Belmonte: Mr. Belmonte purchased his shares with personal funds.

                  (2) The Benenson Capital Company: Benenson Capital purchased all of its shares with working capital.

                  (3) Charles B. Benenson: Mr. Benenson did not directly purchase shares; all of the shares he beneficially owns were purchased by Benenson Capital.

                  (4) Richard A. D'Onofrio: Mr. D'Onofrio purchased his shares with personal funds.

                  (5) H. Andrew Torchia: Mr. Torchia purchased his shares with personal funds.

                  (6) Kenneth M. Fell: Mr. Fell purchased the shares with personal funds.

                  (7) Urban 2000 Corp.: Urban purchased its shares with working capital.

Item 4.          Purpose of Transaction.

         The Filing Persons previously agreed to act as a group, known as the "Committee to Enhance Shareholder Value," for the purpose of seeking to have Mr. Belmonte and Mr. Fell elected to the Issuer's Board of Directors. On August 15, 2002, at the Issuer's Annual Shareholder Meeting, Mr. Belmonte and Mr. Fell were elected to the Issuer's Board of Directors. As a result of this and other factors, the Committee has been discontinued.

         Mr. Belmonte and Mr. Fell are members of the Issuer's Board of Directors, and in that capacity may influence control of the Issuer. Mr. Fell is Chairman of the Issuer's Board of Directors.

Item 5.           Interest in Securities of the Issuer.

                  (a) According to the Quarterly Report on Form 10-Q filed by the Issuer on November 14, 2002, as of November 14, 2002 the Issuer had 4,958,081 shares of Common Stock outstanding.

                           (1) The following table reflects the ownership of shares of the Issuer's Common Stock owned by each of the Filing Persons. The Filing Persons no longer constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934:

                     NAME                                        NUMBER OF SHARES              PERCENTAGE
                     Steven J. Belmonte                                12,700(A)                  .26%

                     Charles B. Benenson                               76,500(B)                 1.54%

                     Benenson Capital Company                          90,000                    1.82%

                     Richard A. D'Onofrio                             338,519(C)(D)              6.63%

                     Kenneth M. Fell                                  491,700(E)                 9.92%

                     H. Andrew Torchia                                426,032(C)(F)              8.34%

                     Urban 2000 Corp.                                 383,508(C)(G)              7.74%

----------

                      (A) Consists of 9,200 shares of Common Stock owned directly and 3,500 shares issuable upon the exercise of options held by Mr. Belmonte. Options to purchase 2,500 of these shares will not vest unless the Issuer meets certain performance targets, and as of the date of this filing it is uncertain whether the Issuer will meet these targets.

                      (B) Consists of 76,500 of the shares owned by Benenson Capital Company. In addition, Mr. Benenson may be deemed the beneficial owner of the remaining 13,500 shares owned by Benenson Capital Company. Mr. Benenson disclaims beneficial ownership of these 13,500 shares.

                      (C) Indicates joint beneficial ownership of shares of Common Stock.

                      (D) Consists of 150,000 shares issuable upon the exercise of options held by Mr. D'Onofrio, 600 shares indirectly owned through the Urban Defined Benefit Plan and 187,919 of the 383,508 shares owned by Urban. In addition, Mr. D'Onofrio may be deemed the beneficial owner of the remaining 195,589 shares owned by Urban. Mr. D'Onofrio disclaims beneficial ownership of these 195,589 shares.

                      (E) Consists of 88,100 shares held in IRA accounts for the benefit of Mr. Fell, 200,670 shares indirectly owned through the KF, Inc. Profit Sharing Plan, 199,430 shares indirectly owned through the Kenneth
                            M. Fell Trust, of which Mr. Fell is trustee and 3,500 shares issuable upon the exercise of options held by Mr. Fell. Options to purchase 2,500 of these shares will not vest unless the Issuer meets certain performance targets, and as of the date of this filing it is uncertain whether the Issuer will meet these targets. In addition, Mr. Fell may be deemed the beneficial owner of 2,500 shares held in an IRA account for the benefit of Mr. Fell's wife, Margaret
                            A. Fell. Mr. Fell disclaims beneficial ownership of the 2,500 shares held in his wife's IRA account.

                      (F) Consists of 65,543 shares owned directly, 150,000 shares issuable upon the exercise of options held by Mr. Torchia, 11,400 shares indirectly owned through Urban Defined Benefit Plan, 3,500 shares owned through Rosemont Hotel 398, LP, and 195,589 of the 383,508 shares owned by Urban. In addition, Mr. Torchia may be deemed the beneficial owner of the remaining 187,919 shares owned by Urban. Mr. Torchia disclaims beneficial ownership of these 187,919 shares.

                      (G) Consists of 375,832 shares owned directly by Urban and 7,676 shares owned through Urban's subsidiary, Urban Niles.

                           (2)      Steven J. Belmonte: Mr. Belmonte
                                    beneficially owns 12,700 shares of the
                                    Issuer's Common Stock, consisting of 9,200 shares owned directly and 3,500 shares issuable upon the exercise of options held by Mr. Belmonte. Options to purchase 2,500 of these shares will not vest unless the Issuer meets certain performance targets, and as of the date of this filing it is uncertain whether the Issuer will meet these targets.

                           (3)      Charles B. Benenson: Mr. Benenson
                                    beneficially owns 76,500 shares of the
                                    Issuer's Common Stock, consisting of 76,500 of the 90,000 shares owned by Benenson Capital. In addition, Mr. Benenson may be deemed the beneficial owner of the remaining 13,500 shares owned by Benenson Capital. Mr. Benenson disclaims beneficial ownership of these 13,500 shares.

                           (4) Benenson Capital beneficially owns 90,000 shares of the Issuer's Common Stock, all of which it owns directly.

                           (5)      Richard A. D'Onofrio: Mr. D'Onofrio
                                    beneficially owns 338,519 shares of the
                                    Issuer's Common Stock, consisting of 150,000 shares issuable upon the exercise of options held by Mr. D'Onofrio, 600 shares indirectly owned through the Urban Defined Benefit Plan and 187,919 of the 383,508 shares owned by Urban. In addition, Mr. D'Onofrio may be deemed the beneficial owner of the remaining 195,589 shares owned by Urban. Mr. D'Onofrio disclaims beneficial ownership of these 195,589 shares.

                           (6) Kenneth M. Fell: Mr. Fell beneficially owns 491,700 shares of the Issuer's Common Stock, consisting of 88,100 shares held in IRA accounts for the benefit of Mr. Fell, 200,670 shares indirectly owned through the KF, Inc. Profit Sharing Plan, 199,430 shares indirectly owned through the Kenneth M. Fell Trust, of which Mr. Fell is trustee, and 3,500 shares issuable upon the exercise of options held by Mr. Fell. Options to purchase 2,500 of these shares will not vest unless the Issuer meets certain performance targets, and as of the date of this filing it is uncertain whether the Issuer will meet these targets. In addition, Mr. Fell may be deemed the beneficial owner of 2,500 shares held in an IRA account for the benefit of Mr. Fell's wife, Margaret A. Fell. Mr. Fell disclaims beneficial ownership of the 2,500 shares held in his wife's IRA account.

                           (7) H. Andrew Torchia: Mr. Torchia beneficially owns 426,032 shares of the Issuer's Common Stock, consisting of 65,543 shares owned directly, 150,000 shares issuable upon the exercise of options held by Mr. Torchia, 11,400 shares indirectly owned through Urban Defined Benefit Plan, 3,500 shares owned through Rosemont Hotel 398, LP, and 195,589 of the 383,508 shares owned by Urban. In addition, Mr. Torchia may be deemed the beneficial owner of the remaining 187,919 shares owned by Urban. Mr. Torchia disclaims beneficial ownership of these 187,919 shares.

                           (8) Urban 2000 beneficially owns 383,508 shares of the Issuer's Common Stock, consisting of 375,832 shares owned directly and 7,676 shares owned by its subsidiary, Urban Niles.

                  (b)

                           (1) Mr. Belmonte has sole voting power and sole dispositive power with respect to all 12,700 shares of the Issuer's Common Stock that he beneficially owns.

                           (2) Mr. Benenson has sole voting power and sole dispositive power with respect to the 90,000 shares of the Issuer's Common Stock owned directly by Benenson Capital. Mr. Benenson disclaims beneficial ownership of 13,500 of the shares owned by Benenson Capital.

                           (3) Benenson Capital has sole voting power and sole dispositive power with respect to the 90,000 shares of Common Stock of the Issuer owned by it.

                           (4) Mr. D'Onofrio has shared voting power and shared dispositive power with respect to the 383,508 shares of common stock of the Issuer owned directly or indirectly by Urban. Mr. D'Onofrio has sole voting power and sole dispositive powers with respect to the 150,600 shares of common stock owned by Mr. D'Onofrio directly and through the Urban Defined Benefit Plan. Mr. D'Onofrio disclaims beneficial ownership of 195,589 shares owned directly or indirectly by Urban.

                           (5) Mr. Fell has sole voting power and sole dispositive powers with respect to all 491,700 shares of the Issuer's Common Stock that he beneficially owns.

                           (6) Mr. Torchia has shared voting power and shared dispositive power with respect to the 383,508 shares of Common Stock of the Issuer owned directly and indirectly by Urban. Mr. Torchia has sole voting power and sole dispositive powers with respect to the 230,443 shares of common stock owned directly and indirectly by Mr. Torchia. Mr. Torchia disclaims beneficial ownership of 187,919 shares owned directly or indirectly by Urban.

                           (7) Urban has sole voting power and sole dispositive power with respect to the 383,508 shares of Common Stock of the Issuer directly or indirectly owned by it.

                  (c) None of the Filing Persons has effected transactions in the class of securities reported during the past sixty days.

                  (d)

                           (1)      Item 5(d) is not applicable to Mr. Belmonte.

                           (2)      Mr. Benenson controls Benenson Capital.

                           (3) Benenson Capital is controlled by Mr. Benenson, its General Manager.

                           (4) Mr. D'Onofrio owns 49% of the common stock of Urban. He is the secretary of Urban.

                           (5)      Item 5(d) is not applicable to Mr. Fell.

                           (6) Mr. Torchia controls Urban and Urban Niles. He is the majority shareholder, sole director, president and treasurer of Urban and the sole director, president and treasurer of Urban Niles.

                           (7) Urban is controlled by H. Andrew Torchia, its majority shareholder, sole director, president and treasurer. Richard A. D'Onofrio is a minority shareholder and the secretary of Urban.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None of the Filing Persons is a party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.           Material to be filed as Exhibits.

                  A joint filing agreement is filed as Exhibit A to this
Schedule 13D.

Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2003

                                       /s/ Steven J. Belmonte
                                       -----------------------------------------
                                       Steven J. Belmonte


                                       /s/ Charles B. Benenson
                                       -----------------------------------------
                                       Charles B. Benenson


                                       THE BENENSON CAPITAL COMPANY

                                       By:  /s/ Charles B. Benenson
                                            ------------------------------------
                                            Charles B. Benenson
                                            General Manager


                                       /s/ Richard A. D'Onofrio
                                       -----------------------------------------
                                       Richard A. D'Onofrio


                                       /s/ Kenneth M. Fell
                                       -----------------------------------------
                                       Kenneth M. Fell


                                       /s/ H. Andrew Torchia
                                       -----------------------------------------
                                       H. Andrew Torchia


                                       URBAN 2000 CORP.

                                       By:  /s/ H. Andrew Torchia
                                            ------------------------------------
                                            H. Andrew Torchia
                                            President



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